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                                                                    EXHIBIT 11.1

SpectRx, Inc.
COMPUTATION OF LOSS PER SHARE
(in thousands, except per share data)

                                                Three Months
                                                  March 31,
                                          --------------------------
                                            2000              2001
                                          --------          --------
Net Loss available to
  Common shareholders                     $ (1,750)         $ (2,389)


Weighted average Common Stock
outstanding during the period                8,256             8,512
Basic and Diluted
                                          --------          --------


Loss Per Share Basic and Diluted          $  (0.21)         $  (0.28)
                                          ========          ========

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